Tech Central, Inc.
134 West Mission
Fallbrook, CA 92028
TechCentralinc.com
702-241-3268

August 23, 2016

Via EDGAR

Justin Dobbie

Legal Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re: Tech Central, Inc.

Registration Statement on Form S-1/A
Filed July 21, 2016
File No. 333-212438

Dear Justin Dobbie:

This is Tech Central Inc.'s (the Company) response to your correspondence dated August 17, 2016 relating to the Company's Registration Statement on Form S-1 filed on July 21, 2016. For ease of reference, each of the Staff's comments is reproduced below, followed by our response.

General

1.            Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response

The only written communications presented to investors was the Private offering document.

Registration Statement Cover Page

2.            Please revise your cover page to list your agent for service. Refer to Form S-1

Response

Cover page was revised accordingly.

3.     We note your disclosure on page 2 that “[t]he offering price has been estimated solely for the purpose of computing the amount of the registration fee in accordance with Rule 457(o).” Please reconcile this with your disclosure in footnote 1 to the Calculation of Registration Fee table that the proposed maximum aggregate offering price is “[e]stimated solely for purposes of calculating the registration fee in accordance with Rule 457(a) under the Securities Act of 1933, as amended.” As you appear to be registering the number of securities offered, not the dollar amount, it appears that Rule 457(a) is appropriate.

Response

Revision was made accordingly.

Prospectus Summary, page 5

4.     Please revise your prospectus summary and include a risk factor to state that your auditors have issued a going concern opinion on your audited financial statements.

Response

Risk factor was added accordingly on Page 5.

Our auditor has issued a going concern opinion in regards to our financial statements, “The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note # 1 to the financial statements, the Company has had minimal operations. This raises substantial doubt about its ability to continue as a going concern.”

5.     Please explain your reference on page 6 to a potential secondary offering “in 2015.”

Response

Change was made to “in 2017”

6.     We note your disclosure on page 6 that “the Company will continue to seek consultation from those persons more adept in the multi-media industry possibly as a director, employee, or outside consultant.” Please revise to briefly disclose your current agreements with consultants.

Selling Security Holders, page 12

7.     We note the December 31, 2015 reference dates. Please revise this section to provide this information as of a more recent date.

Response

References were changed to June 30, 2016.

8.     For Tala Media Corp, please advise if the natural persons who control such entity have had any material relationship with the company or any affiliates within the past three years. If so, please revise to identify each such natural person and describe the nature of any material relationship.

Response

Other than equipment acquired from Tala Media Corp. and additional media that was acquired in the normal course of business the natural persons who control such entity have had no material relationship with the company or any affiliates within the past three years.

9.     We note that MMT, Inc. is associated with Mr. Lewis. Please reconcile with your disclosure in the last paragraph of this section. Please also revise the prospectus throughout as applicable.

Response

The following was added to the last paragraph on page 12, 22 (under Executive officers, and Directors), 23 (Conflict of Interest) 26 (Disclosure Of Payment Of Services With Shares Of Common Stock) and F7:

On September 22, 2015 the Company issued 111,250 shares at $.02 per share ($2,225) to MMT, Inc. for services. The President of MMT, Inc. is Joe Lewis who is also the President of the Company. The Company engaged MMT, Inc for use of proprietary code in the development of some of the company’s website design.

Description of Securities to Be Registered, page 15

10.    Please reconcile your disclosure here discussing the requirements to be listed on the OTCQB with your disclosure elsewhere contemplating quotation on the OTCBB. Similarly, the OTC is a quotation service and not a securities exchange. Accordingly, it is inappropriate to make reference to “listing” on the OTC.

Response

Changes were made accordingly on pages 2, 3, 7, 8, 12, 14, 16, and 26.

11.    We note your disclosure that investors should refer to the “applicable statutes of the state of Wyoming for a more complete description of the rights and liabilities of holders of our securities.” Such a qualification is inappropriate unless you file the applicable provisions of Wyoming law as exhibits to the registration statement. Please revise accordingly.

Response

Revised accordingly.

Directors, Executive Officers, Promoters and Control Persons, page 22

Executive Compensation, page 23

12.    Please revise your Summary Compensation Table to be in the format required by Item 402(n) of Regulation S-K.

Response

Summary Compensation Table was revised accordingly

Security Ownership of Certain Beneficial Owners, page 24

13.    Please revise to provide the required information as of the most recent practicable date. Refer to Item 403 of Regulation S-K.

Response

Information revised accordingly.

Related Party Transactions, page 25

14.    Please revise this section to disclose the basis on which each listed party is a related person. Refer to Items 404(a)(1) and (d)(1) of Regulation S-K.

Response

The section was revised accordingly.

Audited Financial Statements, page 29

Statements of Cash Flows, page 34

15.    From information in notes 4 and 5 of the annual financial statements and pages 23, 26 and 33 it appears that the amount for “paid in capital” for 2015 in net cash provided by financing activities includes noncash transactions and for 2014 is all a noncash transaction. Please revise as appropriate.

Response

Addition of noncash transactions added on page 34 and page f-4.

Financial Statements, page F-1

16.    Please update the financial statements included in a further amendment to this filing pursuant to Rule 8-08 of Regulation S-X.

Response

The financial statements for June 30, 2016 are included. In addition the MD&A section was updated accordingly as well as the section Summary Financial.

Notes to the Consolidated Financial Statements, page F-5

Note 7 – Subsequent Events, page F-7

17.    You state in the second sentence that your auditor reviewed your interim financial statements. In this regard, please note that when you state in any filing that interim financial statements have been reviewed by an independent public accountant, a report of the accountant on the review must be filed with the interim financial statements pursuant to Rule 10-01(d) of Regulation S-X. Please revise your filing as appropriate.

Response

The review report of the accountant has been included for the interim financial statements dated March 31, 2016 and June 30, 2016.

Item 16. Exhibits, page 40

18.    Please file your employment agreement with Mr. Lewis as an exhibit to your registration statement.

Response

The employment agreement is attached.

Sincerely,

/s/ Joseph Lewis
CEO, Tech Central, Inc.